UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Genco Shipping & Trading Limited
(Name of Subject Company (Issuer))
4 Dragon Merger Sub Inc.
(Offeror)
a direct wholly-owned subsidiary of
Diana Shipping Inc.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

Y2685T131
(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis
Pendelis 16, Palaio Faliro
Athens, Greece J3, 175 64
30-210-947-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Philip Richter
Warren de Wied
Colum Weiden
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 9 to the Schedule 13D filed by Diana Shipping Inc. (the Parent of the Offeror), on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, and April 13, 2026) in respect of the Common Shares of the Company.
CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS Diana Shipping Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,413,151.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,413,151.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,413,151.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1
All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a direct wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,317,810 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of February 18, 2026, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2026.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS 4 Dragon Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,413,151.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,413,151.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2
All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a direct wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,317,810 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of February 18, 2026, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2026.

SCHEDULE TO
This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule TO”) is filed by (i) 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (the “Purchaser”) and a direct wholly-owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”), and (ii) Diana. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) The subject company and issuer of the securities subject to the Offer is Genco. Genco’s principal executive office is located at 299 Park Avenue, 12th Floor, New York, New York 10171, and its telephone number is 646-443-8550.
(b) This Schedule TO relates to all of the outstanding Shares. Based upon information contained in Genco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, there were 43,317,810 Shares outstanding as of February 18, 2026.
(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections “Price Range of Shares; Dividends” and “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b), (c) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Diana and the Purchaser” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i)-(viii), (xii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(a)(1)(ix)-(xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” and “Purpose of the Offer and the Potential Merger; Plans for Genco; Statutory Requirements; Approval of the Potential Merger” is incorporated herein by reference.
(a)(2)(v)-(vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Diana and the Purchaser,” “Background of the Offer; Other Transactions with Genco,” “Purpose of the Offer and the Potential Merger; Plans for Genco; Statutory Requirements; Approval of the Potential Merger,” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1-7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” “Background of the Offer; Other Transactions with Genco,” “Purpose of the Offer and the Potential Merger; Plans for Genco; Statutory Requirements; Approval of the Potential Merger,” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d) The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a), (b) The information set forth in the sections “Introduction,” “Certain Information Concerning Diana and the Purchaser,” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the sections “Introduction” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b) Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the sections “Certain Information Concerning Diana and the Purchaser,” “Purpose of the Offer and the Potential Merger; Plans for Genco; Statutory Requirements; Approval of the Potential Merger” and “Background of the Offer; Other Transactions with Genco” of the Offer to Purchase is incorporated herein by reference.
(a)(2) and (a)(3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Purpose of the Offer and the Potential Merger; Plans for Genco; Statutory Requirements; Approval of the Potential Merger,” “Background of the Offer; Other Transactions with Genco,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.
(a)(4) The information set forth in the section “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material legal proceedings relating to the Offer.
(c) None.
The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.
Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase, dated May 4, 2026.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement, published in The New York Times, dated May 4, 2026.
(a)(5)(A)	Press Release of Diana Shipping Inc., dated May 4, 2026.
(b)	Commitment letter, dated as of March 6, 2026, by and among Diana Shipping Inc., DNB (UK) Limited, Nordea Bank Abp, filial i Norge, BNP Paribas S.A., Danske Bank A/S, Deutsche Bank AG, and Standard Chartered Bank (incorporated herein by reference to Exhibit J to Amendment No. 6 to the statement on Schedule 13D filed by Diana with the SEC on March 10, 2026).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2026
DIANA SHIPPING INC.
By:
/s/ Ioannis Zafirakis

Name: Ioannis Zafirakis
Title:  President
4 DRAGON MERGER SUB INC.
By:
/s/ Ioannis Zafirakis

Name: Ioannis Zafirakis
Title:  Secretary

EXHIBIT INDEX
Index No.
(a)(1)(A)	Offer to Purchase, dated May 4, 2026.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement, published in The New York Times, dated May 4, 2026.
(a)(5)(A)	Press Release of Diana Shipping Inc., dated May 4, 2026.
(b)	Commitment letter, dated as of March 6, 2026, by and among Diana Shipping Inc., DNB (UK) Limited, Nordea Bank Abp, filial i Norge, BNP Paribas S.A., Danske Bank A/S, Deutsche Bank AG, and Standard Chartered Bank (incorporated herein by reference to Exhibit J to Amendment No. 6 to the statement on Schedule 13D filed by Diana with the SEC on March 10, 2026).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.